UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission file number 1-12372

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
Cytec Employees’ Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Cytec Industries Inc.
Five Garret Mountain Plaza
Woodland Park, New Jersey 07424

Cytec Employees’ Savings Plan
December 31, 2014 and 2013

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator and Participants
of the Cytec Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of Cytec Employees’ Savings Plan (the "Plan") as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. The financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.

The supplemental schedules of assets (held at end of year) as of December 31, 2014 and delinquent participant contributions for the year ended December 31, 2014 have been subjected to audit procedures performed in conjunction with the audits of the Plan's financial statements. The supplemental schedules are the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including its form and content, are presented in conformity with U.S. Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedules of assets (held at end of year) as of December 31, 2014 and delinquent participant contributions for the year ended December 31, 2014 are fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ EisnerAmper LLP
Iselin, New Jersey
June 23, 2015

Cytec Employees’ Savings Plan
Statements of Net Assets Available For Benefits
December 31, 2014 and 2013

	2014	2013
Assets
Plan interest in Cytec Industries Inc. Savings Plans Master Trust, at fair value	$546,497,812	$475,249,931
Total investments	546,497,812	475,249,931
Cash	—	10,945,007
Receivables:
Notes receivable from participants	5,794,405	4,921,908
Company contributions receivable	569,776	814,196
Participant contributions receivable	557,002	339,860
Total receivables	6,921,183	6,075,964
Net assets reflecting investments at fair value	553,418,995	492,270,902
Adjustment from fair value to contract value for interest in Cytec Industries Inc. Savings Plans Master Trust related to fully benefit-responsive investment contract	(2,626,235)	(2,428,206)
Net assets available for benefits	$550,792,760	$489,842,696

The accompanying notes are an integral part of these statements.

Cytec Employees’ Savings Plan
Statements of Changes in Net Assets Available For Benefits
For the Year Ended December 31, 2014

Investment income
Plan interest in Cytec Industries Inc. Savings Plans
Master Trust income	$26,390,453
Total investment income	26,390,453

Interest income, notes receivable from participants	210,952
Contributions
Company contributions	17,684,539
Participant contributions	16,974,929
Total contributions	34,659,468
Total additions	61,260,873

Benefits paid to participants	38,210,747
Administrative fees	8,624
Total deductions	38,219,371
Net increase prior to asset transfers	23,041,502

Assets transferred in from the Cytec Employees’ Savings and Profit Sharing Plan	38,035,204

Assets transferred out to the Cytec Employees’ Savings and Profit Sharing Plan	(126,642)
Net increase	60,950,064
Net assets available for benefits:
Beginning of year	489,842,696
End of year	$550,792,760

The accompanying notes are an integral part of these statements.

Cytec Employees' Savings Plan
Notes to Financial Statements

1. DESCRIPTION OF PLAN
The following description of the Cytec Employees’ Savings Plan (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.
General
The Plan is a defined contribution plan established effective April 1, 2007, for the benefit of employees of Cytec Industries Inc. (“Cytec” or “the Company”) and employees of its participating subsidiaries. All qualifying U.S. salaried and non-bargaining employees are eligible to participate in the Plan. Employees of certain collective bargaining units whose collective bargaining agreement provides for their participation in the Plan are also eligible to participate.
The purpose of the Plan is to provide eligible employees with the opportunity to accumulate personal savings and to share in the growth and ownership of Cytec through salary deferrals and contributions to the Cytec Stock Fund. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan meets the IRS “safe harbor” requirement; therefore, certain non-discrimination testing is currently not applicable to the Plan.
Master Trust
On April 2, 2007, the Company established the Cytec Industries Inc. Savings Plans Master Trust (the “Master Trust”) in the custody of Vanguard Fiduciary Trust Company (“VFTC”, the Trustee as defined by the Plan). The Master Trust consists of the assets of the Plan and the Cytec Employees’ Savings and Profit Sharing Plan (the “Existing Savings Plan”).
Participant Contributions
Participating employees (“Participants”) may contribute to the Plan as of the first payroll date after the first of the month following their one month anniversary (as defined in the Plan). Contributions are made through payroll deductions (subject to IRS limitations) which may range from 1% to 50% of such Participant’s Earnings (as defined), on a before-tax basis, an after-tax basis or a combination thereof. Participants who are at least age 50 or older during a Plan year may make an additional “catch-up contribution” equal to a specified dollar amount on a before tax basis. Pursuant to an automatic enrollment provision, a Participant’s earnings are automatically withheld and contributed to the Plan as of the enrollment date by at least 3% per year (subsequently increasing annually by 1% per year in subsequent Plan Years until reaching 6%) unless the Participant opts out.
Rollovers into Plan
Participants may elect to rollover eligible balances from other qualified plans, under IRS regulations, as defined in the Plan.
Company Contributions
Matching contributions made by the Company are equal to 100% of such Participants’ contributions up to the first 6% of the Participants’ earnings.
All Company matching contributions for Participants are invested in the Cytec Stock Fund, which invests in the common stock of Cytec Industries Inc. The Pension Protection Act of 2006 mandates that employers provide retirement plan participants with greater flexibility for investing in company stock, for selling it and for investing the proceeds from the sale of company stock in other assets. Prior to January 1, 2012, the Plan allowed Participants with three or more years of service to diversify the portion of their accounts that are invested in company stock obtained as a result of employer matching contribution. Effective January 1, 2012, the Plan was amended to allow for immediate diversification of Company matching contributions.
The Plan provides for a Company non-discretionary profit sharing contribution of 3% of a Participant’s earnings. The Plan also provides for a non-discretionary profit sharing contribution (“transition credit”) ranging from 1% to 10% of a Participant’s annual pay per year for all Participants with more than 10 years of service as of December 31, 2007. This transition credit is provided as a part of the transition of long service employees from the Company’s defined benefit pension plan to the Plan and shall apply for a limited period (for ten years or until December 31, 2017). The transition credit is not provided to Participants who became Participants in the Plan after January 1, 2008.

Cytec Employees' Savings Plan
Notes to Financial Statements

Effective January 1, 2013, the Plan provides for collective bargaining credits for certain bargaining unit employees who became participants in the Plan as of this date. This includes discretionary profit sharing contributions equal to a percentage of each Participant’s earnings, and the percentage is determined by a defined formula based on the percentage growth in the Company’s earnings per share. Discretionary contributions of $267,899 were made during 2014. An additional one-time non-discretionary contribution was also made to certain bargaining unit employees in the amount of $2,000 per eligible participant. Non-discretionary contributions of $180,000 were made during 2014.
Vesting
All units representing Participant contributions, and earnings or losses thereon, are fully vested at all times. All Company match and profit sharing contributions become 100% vested after two years of service. Forfeitures are used to reduce Company matching contributions. During 2014, forfeitures of approximately $619,309 were used to reduce Company contributions. At December 31, 2014 and 2013, forfeited non-vested accounts totaled $73 and $117,315, respectively.
Participant Accounts
Each Participant account is credited with the Participant’s contribution and an allocation of the Company’s contribution and investment earnings, and charged with certain investment fees. Allocations are based on earnings or account balance, as defined in the Plan. The benefit to which a Participant is entitled is the benefit that can be provided from the Participant’s vested account.
Withdrawals
During employment, a Participant may make withdrawals in cash (or common stock of the Company in the case of withdrawals from the Cytec Stock Fund) of amounts applicable to Participant and Company contributions and earnings or losses thereon, subject to certain restrictions.
A Participant can make hardship withdrawals of Participant before-tax contributions which will preclude the Participant from making additional Participant before-tax contributions to the Plan for a six-month period. Participant before-tax contributions and matching contributions can be withdrawn after attainment of age 59 1/2.
Benefit Payments
On termination of service due to death, disability, or retirement, a Participant or the Participant’s beneficiary may elect to receive either a lump-sum distribution equal to the value of the Participant’s vested interest in his or her account or monthly installments over a period of 60, 120, 180, 240, 300, or 360 months, as elected (subject to limits imposed by the Internal Revenue Code). For termination of service for other reasons, a Participant may receive the value of the vested interest in his or her account as a lump-sum distribution.
Minimum distributions are required to begin by April 1 of the calendar year following the later of:
•The calendar year in which the Participant attains 70 1/2 years of age; or
•The calendar year in which the Participant terminates employment from the Company.
Notes Receivable from Participants
Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. A Participant may borrow up to fifty percent of the value of such Participant’s before-tax and after-tax account balance, subject to a minimum of $1,000 and a maximum of $50,000, reduced by the highest loan balance outstanding during the prior twelve months. Loans for the purchase of a “principal residence” must be repaid in one to fifteen years, at the Participant’s option. Loans for all other purposes must be repaid in one to five years, at the Participant’s option. These loans are made at the prevailing market interest rates equal to prime rate plus one percent with such rate fixed for the term of the loan at the time the loan is approved. The applicable rate on loans issued during 2014 and 2013 was 4.25%. Interest rates on outstanding loans range from 4.25% to 9.25%. No more than one loan from the Plan to a Participant shall be permitted at any time. All principal and interest payments made by the Participant are credited back to the Participant’s account. Delinquent Participant loans are reclassified as distributions based upon the terms of the Plan document.

Cytec Employees' Savings Plan
Notes to Financial Statements

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The financial statements of the Plan are prepared under the accrual method of accounting.
Investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through the Master Trust. The Statement of Net Assets Available for Benefits presents the fair value of the investment contract as well as the adjustment of the fully benefit-responsive investment contract from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.
Recently Issued Accounting Pronouncements
In May, 2015, the FASB issued Accounting Standards Update No. 2015-07 (“ASU 2015-07”), “Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or its Equivalent).” ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using net asset value per share as a practical expedient. For public business entities, ASU 2015-07 is effective for fiscal years beginning after December 15, 2015. Early adoption is permitted. The Plan has chosen not to early adopt ASU 2015-07.
Use of Estimates
The preparation of the Plan’s financial statements in conformity with generally accepted accounting principles may require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition of the Master Trust
The Plan’s interest in the Master Trust investments is stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 4 for discussion of fair value measurements. If available, quoted market prices are used to value the investments held in the Master Trust.
The fair value of the Plan’s interest in the Master Trust is based on the underlying fair values of the specific investments held by the Master Trust and allocated using the Plan’s interest in the Master Trust plus actual contributions and allocated investment income less actual distributions.
Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) in the value of the investments includes gains and losses on securities transactions bought and sold as well as held during the year. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income.
Payment of Benefits
Benefit payments are recorded when paid.

3. INTEREST IN MASTER TRUST
Plan investments are in the Master Trust, which was established for the investment of assets of the Plan and the Existing Savings Plan. Each participating savings plan has an interest in the Master Trust. The assets of the Master Trust are held by the Trustee. The Plan’s interest in the net assets of the Master Trust was approximately 82% and 75% at December 31, 2014 and 2013, respectively. Investment income or loss related to the Master Trust is allocated to each plan based upon the individual plan’s interest in the Master Trust.

Cytec Employees' Savings Plan
Notes to Financial Statements

The following table represents the total value of investments in the Master Trust:

	As of December 31,
	2014	2013
Investments, at fair value
Mutual Funds	$388,751,532	$343,900,805
Company Common Stock Fund	148,453,401	146,316,270
Common/ Collective Trust	127,818,343	144,046,405
Total investment in Master Trust, at fair value	665,023,276	634,263,480
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(3,811,608)	(3,910,667)
Net assets held in Master Trust	$661,211,668	$630,352,813
The net investment income of the Master Trust was composed of the following:

For the Year Ended December 31, 2014
Net appreciation (depreciation) in fair value of investments
Mutual Funds	$17,987,223
Company Common Stock Fund	(1,392,616)
16,594,607

Interest	2,481,424
Dividends	14,423,693
Net investment income	$33,499,724

4. FAIR VALUE MEASUREMENTS
Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures, establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement). The three levels of the fair value hierarchy under FASB ASC 820 are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.
Level 2
Inputs to the valuation methodology include:

•       Quoted prices for similar assets or liabilities in active markets;

•       Quoted prices for identical or similar assets or liabilities in inactive markets;

•       Inputs other than quoted prices that are observable for the asset or liability;

•       Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Cytec Employees' Savings Plan
Notes to Financial Statements

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.
Following is a description of the valuation methodologies used for the Master Trust assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013.
Company common stock fund: The Cytec Stock Fund is valued at its year-end unit closing price. The year-end unit closing price is comprised of the year-end market price of shares of Cytec common stock owned by the Cytec stock fund, plus a small amount invested in a money market fund for purposes of liquidity (the money market fund represents 0.48% and 0.10% of total value of the Cytec stock fund as of December 31, 2014 and 2013, respectively). Each unit of the Cytec stock fund represents the equivalent of approximately 3.59 and 3.61 (adjusted for 2014 stock split) shares of Cytec common stock plus a proportionate share of any cash equivalents at December 31, 2014 and 2013, respectively. The common stock is valued at the closing price reported on the New York Stock Exchange (the active market on which the securities are traded). The fair value of cash equivalents approximates cost.
In prior years the Company common stock fund was reflected as being valued using level 2 inputs. Management has re-evaluated its position on the value of the Company common stock fund, and in 2014, the amounts are included within the succeeding tables as being valued using level 1 inputs, as the value of the fund is based on the closing price of Cytec stock in an active market and cash. The 2013 amounts have been reclassified to conform to the current presentation, as it was valued on the same basis.
Mutual funds: Valued at the net asset value (“NAV”) of daily closing price as reported by the fund. Mutual funds held by the Master Trust are open-ended mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Master Trust are deemed to be actively traded. These funds have a “Frequent Trading Policy” which prohibits Participants who redeem or exchange any amount out of the mutual fund from purchasing or exchanging back into the same fund for 60 calendar days. No mutual funds held by the Master Trust have redemption fees.
Collective trust: The Master Trust invests in the Vanguard Retirement Savings Plan Trust V (“VRST”), which is a common/collective trust. The VRST seeks stability of principal and a high level of current income consistent with a 2-3 year average maturity. The trust is a tax-exempt collective trust invested primarily in investment contracts issued by insurance companies and commercial banks, and similar types of fixed-principal investments. The VRST invests solely in the Vanguard Retirement Savings Master Trust (the “Trust”). The VRST’s value in the Trust is valued at the NAV of the units in the trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund, less its liabilities. Participant transactions (purchases and sales) may occur daily. There are no unfunded commitments related to the VRST. If the Master Trust were to make a full accumulated book value withdrawal from the VRST, a written request must be made twelve months prior to the designation valuation date.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Cytec Employees' Savings Plan
Notes to Financial Statements

The following tables set forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2014 and 2013:

	Master Trust Assets at Fair Value as of December 31, 2014
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic large cap	$104,479,228	$—	$—	$104,479,228
Balanced	169,623,035	—	—	169,623,035
Domestic growth	57,587,817	—	—	57,587,817
International growth	22,214,978	—	—	22,214,978
Fixed income	23,759,617	—	—	23,759,617
Domestic mid cap	6,625,001	—	—	6,625,001
Domestic small cap	4,458,290	—	—	4,458,290
Other	3,566	—	—	3,566
Total mutual funds	388,751,532	—	—	388,751,532
Company common stock fund	148,453,401	—	—	148,453,401
Collective Trust	—	127,818,343	—	127,818,343
Total assets at fair value	$537,204,933	$127,818,343	$—	$665,023,276

	Master Trust Assets at Fair Value as of December 31, 2013
	Level 1	Level 2	Level 3	Total
Mutual Funds:
Domestic large cap	$93,942,127	$—	$—	$93,942,127
Balanced	141,657,992	—	—	141,657,992
Domestic growth	54,599,186	—	—	54,599,186
International growth	23,279,477	—	—	23,279,477
Fixed income	21,642,688	—	—	21,642,688
Domestic mid cap	4,487,895	—	—	4,487,895
Domestic small cap	4,165,805	—	—	4,165,805
Other	125,635	—	—	125,635
Total mutual funds	343,900,805	—	—	343,900,805
Company common stock fund	146,316,270	—	—	146,316,270
Collective Trust	—	144,046,405	—	144,046,405
Total assets at fair value	$490,217,075	$144,046,405	$—	$634,263,480
The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

5. RELATED PARTY AND PARTIES-IN-INTEREST TRANSACTIONS
Certain Plan investments are shares of mutual funds and a collective fund managed by VFTC, the Trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest transactions.
The Plan also invests in shares of the Company. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions.

Cytec Employees' Savings Plan
Notes to Financial Statements

6. PLAN EXPENSES
Certain administrative expenses of the Plan are paid by the Company, while certain administrative expenses are paid by the Plan. Expenses paid by the Plan during 2014 represent the annual administrative fee related to the Company Common Stock Fund administration.

7. PLAN TERMINATION
The Plan has no termination date and it is the Company’s current intention to continue the Plan indefinitely. However, the Company may terminate, amend, modify or suspend the Plan at any time. In the event of plan termination, Participants will become 100 percent vested in their accounts.

8. MUTUAL FUND FEES
Underlying investments in mutual funds are subject to sales charges in the form of front-end loads, back-end loads or 12b-1 fees, which are allowable under Section 12b-1 of the Investment Company Act of 1940 and which may be deducted annually to pay marketing and distribution costs of mutual funds. These fees are deducted prior to the allocation of the Plan’s investment earnings activity and thus not separately identifiable as an expense.

9. TAX STATUS OF THE PLAN
The Internal Revenue Service has determined and informed the Company by letter dated October 14, 2014, that the Plan and its underlying Trust are designed in accordance with the applicable sections of the Internal Revenue Code (“IRC”), and are therefore exempt from federal income taxes. The Plan has been amended since receiving the determination letter. The Company believes the Plan and its underlying Trust qualify under the provisions of Section 401(a) of the Internal Revenue Code and therefore, are exempt from the federal income taxes under provisions of Section 501(a) of the Internal Revenue Code.
Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by a government authority. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

10. PLAN OPERATIONAL DEFECTS
The Plan Administrator determined that certain of the Plan’s provisions were not properly applied in the daily operations of the Plan and as of December 31, 2013 a Company contribution receivable of $403,555 was recorded to reflect the estimated amounts due from the Company, net of estimated forfeitures. The Plan has corrected each of these operational defects, and during 2014 the Plan Sponsor had requested relief under the IRS’ Voluntary Correction Program. The Plan Sponsor received a follow-up letter from the IRS dated January 20, 2015 requesting additional information. The Plan Sponsor has submitted the additional information requested. The Plan Sponsor and its outside ERISA Counsel believe the tax qualified status of the Plan will not be impacted as a result of these failures.

11. DELINQUENT PARTICIPANT CONTRIBUTIONS
The Plan Administrator determined that certain participant deferrals amounting to $208,042 were not remitted to the Plan timely, which relate to periods prior to 2014. Participant deferrals totaling $208,042, along with lost earnings, were remitted to the Plan during 2014.

12. RISKS AND UNCERTAINTIES
The Plan provides for investments in various investment securities, which in general, are exposed to various risks, such as interest rate, credit, and overall market volatility risks. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the value of investment securities will occur in the near term and that such changes could

Cytec Employees' Savings Plan
Notes to Financial Statements

materially affect the amounts reported in the statements of net assets available for benefits and Participant account balances. Volatility in financial markets could significantly impact the valuation of the Plan’s investments subsequent to December 31, 2014. Accordingly, the valuation of investments at December 31, 2014 may not necessarily be indicative of amounts that could be realized in a current market exchange.

13. TRANSFER OF PLAN ASSETS
During 2014, the Company negotiated with two local unions to make certain changes to their retirement benefits. On December 31, 2014, as a result of the negotiations, assets totaling $37,541,704 were transferred from the Cytec Employees’ Savings and Profit Sharing Plan to the Plan.
During 2014, assets totaling $493,500 were transferred from the Cytec Employees' Savings and Profit Sharing Plan to the Plan related to employee status changes during the normal course of business.
Additionally, during 2014, assets totaling $126,642 were transferred from the Plan to the Cytec Employees’ Savings and Profit Sharing Plan related to employee status changes during the normal course of business.

14. PLAN MERGER
On December 31, 2013, the Cytec Aerospace Materials (CA) Inc. 401(k) Plan, the Cytec Process Materials (CA) Inc. 401(k) Plan and the Cytec Industrial Materials (OK) Inc. 401(k) Retirement Plan (collectively, the “Merged Plans”) were legally merged into the Plan. As of the merger date, the Merged Plans’ net assets available for benefits amounting to $11,358,941 were liquidated from the Merged Plans and a cash balance of $10,945,007 was held within the general assets of the custodians of the Merged Plans. The remaining amount of $413,934 represented notes receivable from participants and has been included within the notes receivable balance on the statement of net assets available for benefits as of December 31, 2013. On January 2, 2014 the cash was transferred to the custody of VFTC.

15. SUBSEQUENT EVENT
During 2015, the Company negotiated with one local union to make certain changes to their retirement benefits effective April 1, 2015. As a result of these negotiations, the remaining active participants in the Cytec Employees’ Savings and Profit Sharing Plan have been transferred to the Plan on March 31, 2015. On that same date, the assets of approximately $8.7 million underlying the respective participant account balances have been transferred from the Cytec Employees' Savings and Profit Sharing Plan into the Plan.

16. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The investment in the VRST is recorded at fair market value on the Form 5500. The financial statements include an adjustment from fair value to contract value for VRST. The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Forms 5500:

	2014	2013
Net assets available for benefits per the financial statements	$550,792,760	$489,842,696
Adjustment from fair value to contract value for fully-benefit responsive investment contract	2,626,235	2,428,206
Net assets available for benefits per the Form 5500	$553,418,995	$492,270,902

Cytec Employees' Savings Plan
Notes to Financial Statements

The following is a reconciliation of the net investment income per the financial statements at December 31, 2014 to the Form 5500:

2014
Net investment income per the financial statements	$26,390,453
Change in adjustment from fair value to contract value for fully-benefit responsive investment contract	198,029
Net investment income per the Form 5500	$26,588,482

Cytec Employees’ Savings Plan
Schedule H, line 4i- Schedule of Assets (Held at End of Year)
December 31, 2014

Identity of Issuer, borrower, lessor, or similar party	Description of Investment, including maturity date, rate of interest, collateral, par or maturity value	Current Value
Participant loans (notes receivable from participants)*	Rates ranging from 4.25% to 9.25% due through 2029	$5,794,405

*	Represents a party-in-interest to the Plan, as defined by ERISA.

Cytec Employees’ Savings Plan
Schedule H, part IV, line 4a- Schedule of Delinquent Participant Contributions
Year Ended December 31, 2014

	Total That Constitute Prohibited Nonexempt Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under Voluntary Fiduciary Correction Program (VFCP) and Prohibited Transaction Exemption 2002-51
$208,042	$—	$208,042	$—	$—

Signature
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Cytec Employees’ Savings Plan

By:	/s/ Marilyn R. Charles
Marilyn R. Charles
Plan Administrator
June 23, 2015

EXHIBIT INDEX

23.1	Consent of EisnerAmper LLP